UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

                                        Publicly Held Company
Corporate Taxpayer’s ID (CNPJ) no 60.746.948/0001-12

Notice to the Market

Bradesco acquires control of Banco do Estado do Rio de Janeiro S.A. - BERJ

Banco Bradesco S.A. (Bradesco) hereby communicates to its shareholders, customers and the market that, at an Auction held by BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) on May 20th, 2011, it acquired shareholding control of Banco do Estado do Rio de Janeiro S.A. (BERJ) from the Government of the State of Rio de Janeiro.

The operation involved the purchase of 96.99% of common shares and 95.21% of preferred shares, representing 96.23% of BERJ’s capital stock, for a total of R$1.025 billion (Price of BERJ).

With the acquisition of BERJ, Bradesco also acquired the right to provide services to the Government of the State of Rio de Janeiro including its payroll, supplier payroll, the collection of state taxes among others services from January 2012 to December 2014.  For this right, Bradesco will pay a total of R$748.7 million (Price of Payroll).

The payment of the amounts mentioned above will occur in accordance with the following timetable:

✓20% of the Price of BERJ and 100% of the Price of Payroll up to 5 days after having fulfilled all conditions, including the approval from the Brazilian Central Bank of the transfer of BERJ’s shareholding control and the signature of the Agreements for Purchase and Sale in a Single Lot of Shares;

✓80% of the Price of BERJ within 5 days of the approval of the existence and the possibility of realization of BERJ's tax credits.

The amounts above are subject to restatement according to the Selic rate up to the date of payment.

Upon completion of the operation for the purchase and sale of shares, Bradesco will hold a public offering for minority shareholders, pursuant to Article 254-A of Law # 6,404/76 and CVM Rule # 361/02.

With the acquisition of BERJ, Bradesco expands its presence in the state of Rio de Janeiro and reaffirms its confidence and partnership in its development.  This acquisition is of great strategic value to Bradesco and its Shareholders, as it brings in hundreds of thousands of new customers in one of the Brazilian states with great economic potential and important investments, especially those in the exploration of the pre-salt oil layer and the 2016 Rio Olympics and the 2014 World Cup.

Below, the main numbers involved in the operation of BERJ, pursuant to the Financial Statements of December 31st, 2010:

R$ million
Assets	672
Shareholders’ Equity	230
Unrecognized Tax Credits	1,375

Other information:

Number of State Employees (active and inactive)	440 thousand
Gross Payroll - month	R$1.2 billion
Active Suppliers	4,300
Annual Collection of State Taxes	R$23 billion

Bradesco relied on financial advisory services from Banco Bradesco BBI S.A.

Cidade de Deus, Osasco, SP, May 23rd, 2011

Banco Bradesco S.A.

Domingos Figueiredo de Abreu
Executive Vice President and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 23, 2011

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.